UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35676 / July 15, 2025

In the Matter of

ADVISORS SERIES TRUST
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

DISTRIBUTION COGNIZANT, LLC
755 Page Mill Road, Suite BT100
Palo Alto, California 94306

(812-15789)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

The Advisors Series Trust and Distribution Cognizant, LLC, filed an application on May 9, 2025, and an amendment on May 20, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On June 17, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35642). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Advisors Series Trust and Distribution Cognizant, LLC (File No. 812-15789) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.